FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2004

Commission File Number: 001-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)

Embratel Holding Company
(Translation of Registrant's name into English)

Rua Regente Feijó, 166, Sala 1687-B
Rio de Janeiro, RJ - Brazil 20060
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

  If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Report dated December 23, 2004

Embratel Participações S.A.

We have prepared this report to provide our investors with disclosure regarding recent developments in our business, results of operation and financial condition for the nine months ended September 30, 2004. The information in this report updates information contained in our amended annual report on Form 20-F for the year ended December 31, 2003, filed with the Securities and Exchange Commission on June 9, 2004 (SEC File No. 1-4499), which we refer to as the “Form 20-F.”

This report is hereby incorporated by reference in our registration statement on Form F-3 filed with the SEC on December 23, 2004.

Table of Contents

Presentation of Financial Information	3
Forward-Looking Statements	3
Other Information	3
Recent Developments	4
Results of Operations	7
Liquidity and Capital Resources	13
Unaudited Condensed Consolidated Interim Financial Statements	F-1

PRESENTATION OF FINANCIAL INFORMATION

The financial information in this report has been derived from our unaudited condensed consolidated interim financial statements included herein. We prepare our consolidated financial statements in accordance with the Brazilian corporate law method, which differs in certain material respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 30 to our audited consolidated financial statements included in our Form 20-F and Notes 29 and 30 to our unaudited condensed consolidated interim financial statements for a summary of the differences between the Brazilian corporate law method and U.S. GAAP, and a reconciliation to U.S. GAAP of net income (loss) and total shareholders’equity.

The following discussion should be read in conjunction with our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” contained in our Form 20-F and our unaudited condensed consolidated interim financial statements contained in this report.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. For information on factors that could cause our actual results to differ from expectations reflected in forward-looking statements, see “Item 3. Key Information—Risk Factors” in our Form 20-F.

OTHER INFORMATION

In this report, except where otherwise specified or the context otherwise requires:

  “We,” “us,” or “our” refers to Embratel Participações S.A. and its consolidated subsidiaries.

  “Embratel Participações” or “Embratel Holdings” refers solely to Embratel Participações S.A.

  “Embratel” refers to Empresa Brasileira de Telecomunicações S.A.—Embratel and its consolidated subsidiaries. Embratel is a stock corporation, or sociedade por ações, duly organized and existing under the laws of the Federative Republic of Brazil.

  “Anatel” refers to Agência Nacional de Telecomunicações, the Brazilian federal telecommunications regulator.

  “CVM” refers to the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.

  “Star One” refers to Star One S.A., the satellite subsidiary of Embratel.

  “Telmex” refers to Teléfonos de México, S.A. de C.V.

  “Vésper” refers to Vésper Holding São Paulo S.A. and Vésper Holding S.A. and their consolidated subsidiaries.

Certain other terms are defined the first time that they are used in this report.

RECENT DEVELOPMENTS

Acquisition by Telmex of a majority voting interest in our company

In July 2004, Telmex completed its purchase from MCI, Inc. of 51.8% of our common shares. Under the purchase agreement, announced in March 15, 2004 and subsequently amended, Telmex paid an aggregate of U.S.$400 million for MCI’s interest. On December 13, 2004, Telmex completed a tender offer for our outstanding common shares in which it increased its ownership in our common shares to 90.3% at a price of R$15.59 per 1000 common shares.

Changes in our management

Following the acquisition by Telmex of MCI’s interest in our company, our president and chief executive officer, our vice president, our chief financial officer and investor relations officer and our general counsel resigned from their positions. Our board of directors then appointed the following individuals to the following positions:

Name	Position
Carlos Henrique Moreira	President and Chief Executive Officer
Isaac Berensztejn	Vice President, Chief Financial Officer and
Investor Relations Officer
Antonio Oscar de Carvalho Petersen Filho	General Counsel

The change in control that resulted from Telmex’s acquisition of MCI’s shares entitled 34 participants in our “Plan for Retention of Executives and Strategic Persons” to terminate their contracts and receive cash indemnities and certain continuing benefits. The aggregate amount paid or payable under the cash indemnity provisions to participants in the plan as a result of the change in control was approximately R$92 million. See Note 8 to our unaudited condensed consolidated interim financial statements and “Item 6. Directors, Senior Managers and Employees” of our Form 20-F for further information on this subject.

Changes in our board of directors

In conjunction with Telmex’s acquisition of MCI’s equity stake in our company, the following members resigned from their positions on our board of directors: Daniel Eldon Crawford, Jorge Luis Rodriguez, Jonathan Clark Crane, Luis Fernando Motta Rodrigues, Joaquim de Sousa Correia, Antônio Carlos Tettamanzy and Dilio Sergio Penedo.

The holders of our common shares elected the following individuals to the following positions:

Name	Position
Carlos Henrique Moreira	Chairman
Maria Silvia Bastos Marques	Director
Alberto de Orleans e Bragança	Director
Dilio Sergio Penedo*	Director
Joel Korn	Director
Oscar Von Hauske Solis	Director

*reappointed

Telmex assets in Brazil

Our controlling shareholder Telmex may offer us the opportunity to acquire one Brazilian investment it already owns and another Brazilian investment it has agreed to acquire. The two investments are a wholly-owned subsidiary called Telmex do Brasil Ltda., or Telmex do Brasil, and an interest in Net Serviços de Comunicações S.A., or Net.

Telmex do Brasil. In February 2004, Telmex acquired the operating subsidiaries of AT&T Latin America Corp. in five countries. These companies provide telecommunications services to corporate customers in each of the five countries, including Brazil. Telmex do Brasil, which is now a wholly-owned subsidiary of Telmex, is the Brazilian operating subsidiary Telmex purchased from AT&T Latin America.

Net. Telmex has agreed with Globo Comunicações e Participações S.A., or Globopar, to acquire an equity interest in Net. Information concerning Net is available from its public reports to the CVM in Brazil and to the SEC in the United States. According to its public filings, Net is the largest cable television operator in Brazil and is currently engaged in restructuring its indebtedness, on which it ceased making payments in December 2002. Net, Telmex and Globopar have all made public disclosures concerning elements of the proposed transaction between Telmex and Globopar, but we are not able to predict whether or when Telmex will complete any transactions, or to describe the nature or structure of the investment it will make or the other terms of any such transaction.

No transaction between us and Telmex involving Telmex do Brasil or Net has yet been proposed, and Telmex is under no obligation to make these assets available. We have accordingly not yet evaluated the strategic advantages to us of owning the assets, but we believe there might be advantages because of the complementarity and possible synergies with our current business. If Telmex is prepared to convey these assets to us, such a transaction would present a number of important issues, including the transaction structure, the consideration, and the procedures to be followed to negotiate and approve the transaction while protecting the interests of our other shareholders. As a result, there can be no assurance as to whether any such transaction will occur or, if it does occur, on what terms or on what timetable. If we do acquire one or both of these assets, it could have a material effect on our business prospects and our results of operations, including our future cash requirements.

Developments in our space segment

Our satellite subsidiary Star One is negotiating the purchase of the C-2 satellite, a third generation satellite that will replace the B-2 satellite, the useful life of which will end by the first quarter of 2007. The overall cost of the project will be up to U.S.$200 million, 85% of which we expect to finance with a loan from an export credit agency. Star One expects to spend approximately R$240.6 million on the C-2 satellite in 2005.

Legal proceedings

We are involved in a variety of legal proceedings. We record provisions in our financial statements for all legal proceedings for which we consider a loss to be probable, and we disclose in the notes to our financial statements, without recording a provision, claims for which we believe the probability of loss to be possible. Claims for which we consider the probability of loss to be remote are not provisioned for in our financial statements.

Except as described below, there have been no material developments in legal proceedings subsequent to those described in our Form 20-F.

Rate readjustments

In June 2003, Anatel approved a tariff increase using the IGP-DI inflation index. This tariff rate increase was challenged by several injunctions. We and the three regional telecommunications operators adopted tariff rate increases based on an injunction issued by the 2a Vara Federal do Distrito Federal on September 11, 2003, which required the rate increase to be calculated by using the IPCA inflation index, instead of the IGP-DI inflation index in the tariff rate formulas established in the concession agreements. This change affects both the rates that we charge to our customers and the rates that we pay for interconnection. On July 1, 2004, the Superior Tribunal de Justiça, or the Higher Court of Justice, concluded that the IGP-DI, instead of the IPCA, should be used to calculate the increases in tariffs in the future. The court further decided that the difference in tariffs would not be applied retroactively.

As a result of the decision by the Higher Court of Justice, we reversed a provision of R$65.6 million, recorded as cost of services, corresponding to the period from July through December 2003. See Note 9 of our unaudited condensed consolidated interim financial statements included in this report.

Disputes with Certain Local Operators

Embratel has had a number of outstanding disputes with local operators over interconnection fees and other issues. In the fourth quarter of 2004, Embratel concluded agreements settling these claims with the two largest claimants, Telemar and Brasil Telecom. Under the settlements, Embratel agreed to pay R$304 million to Telemar and R$153 million to Brasil Telecom. Embratel had made judicial deposits totaling approximately R$248 million, which have been paid over to Telemar and Brasil Telecom. Embratel will pay the remaining balance of R$209 million in six monthly installments beginning in December 2004. The net effect of these settlements on our net income will not be significant.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004

The following discussion should be read in conjunction with our audited consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” contained in our Form 20-F and our unaudited condensed consolidated interim financial statements contained in this report.

Overview

We had a net loss of R$126 million in the first nine months of 2004, compared to net income of R$155 million in the same period in 2003. Highlights from the first nine months of 2004 include:

  a 5.9% increase in net revenues, primarily reflecting growth in local service revenues;

  a 23.5% increase in net interest expense, primarily as a result of increased debt; and

  the consolidation of Vésper beginning in December 2003.

The following table sets forth selected components of our results of operations for the periods indicated.

	Nine months ended September 30,

	2003	2004

	(unaudited) (in millions of reais)
Voice services	R$ 3,602	R$ 3,577
Data services	1,331	1,272
Local services	52	455
Other services	184	170

Net operating revenue	5,169	5,474
Cost of services	(3,468)	(3,772)

Gross profit	1,701	1,702
Selling expenses	(585)	(650)
General and administrative expenses	(740)	(905)
Other operating income, net	60	22

Operating income before financial income	436	169
Financial income (expense), net	5	(325)

Operating income (loss)	441	(156)
Extraordinary non-operating income – ILL(1)	—	107
Non-operating expense, net	(166)	(10)

Net income (loss) before income taxes and minority interest	275	(59)
Income tax and social contribution expense	(95)	(42)
Minority interest	(25)	(25)

Net income (loss)	R$ 155	R$ (126)

(1)	See “—Extraordinary non-operating income” for additional information concerning ILL.

Net revenues

Net revenues in the first nine months of 2004 totaled R$5,474 million, an increase of 5.9% compared to the same period in 2003, primarily as a result of an increase in net revenues from local services. The table below sets forth, for each of the periods indicated, the principal components of our net revenues, each component as a percentage of our net revenues, and the percentage change of each from the prior period.

	Nine months ended September 30,				Percentage change

	2003	2004			2004 vs. 2003

	(unaudited)	(unaudited)
	(in millions of reais)	(% of net revenues)	(in millions of reais)	(% of net revenues)
Domestic long distance	R$ 2,957	57.2%	R$ 3,011	55.0%	1.8%
International long distance	645	12.5	566	10.4	(12.2)
Subtotal: Voice services net revenues	3,602	69.7	3,577	65.4	(0.7)
Data communications	1,331	25.7	1,272	23.2	(4.4)
Local services	52	1.0	455	8.3	778.3
Other services	184	3.6	170	3.1	(7.9)

Net revenues	R$ 5,169	100.0%	R$ 5,474	100.0%	5.9%

Voice services

Domestic long distance. In the first nine months of 2004, net revenues from domestic long distance services were 1.8% higher than in the same period in 2003. This growth in net revenues is attributable to the introduction, during the second half of 2003, of per-call carrier codes, which allow long distance SMP (Serviço Móvel Pessoal, or personal cellular service) customers to choose their long distance carrier for each call.

International long distance telephone service. In the first nine months of 2004, net revenues from international long distance services were 12.2% lower than in the same period in 2003. This decline resulted primarily from an 8.2% reduction in long distance rates, which took effect in July 2004, and competition from other providers.

Data communications

In the first nine months of 2004, data communication services revenues were 4.4% lower than in the same period in 2003, primarily as a result of price reductions and reduced revenues from Internet service providers due to a downturn in their business.

Local services

In the first nine months of 2004, local services revenues were more than eight times higher than in the same period in 2003. This increase reflects growth in Embratel’s local service and the acquisition of Vésper.

Other Services

In the first nine months of 2004, revenues from other services, which include the transmission of television and radio, telex and mobile satellite communication services, were 7.9% lower than in the same period of 2003 due to the discontinuation of our clearinghouse services.

Cost of services

In the first nine months of 2004, our cost of services grew by 8.8% compared to the same period in 2003. The following table sets forth, for each of the periods indicated, selected components of our cost of services as a percentage of net operating revenues, as well as the percentage change from the prior period.

	Nine months ended September 30,				Percentage change

	2003	2004			2004 vs. 2003

	(unaudited)	(unaudited)
	(in millions of reais)	(% of net revenues)	(in millions of reais)	(% of net revenues)
Interconnection and facilities	R$ 2,365	45.8%	R$ 2,513	45.9%	6.3%
Depreciation	731	14.2	741	13.6	1.4
Personnel	157	3.0	186	3.4	18.0
Third-party services(1)	167	3.2	172	3.1	3.3
Other	48	0.9	160	2.9	230.0

Total cost of services	R$ 3,468	67.1%	R$ 3,772	68.9%	8.8%

(1)	Primarily maintenance of telecommunications equipment and utilities (energy).

Interconnection and facilities costs

Interconnection and facilities costs refer directly to the telecommunications services and include the cost of interconnection charges paid to fixed-line and cellular phone companies for local and long-distance interconnection to our customers. These fees are mainly charged per minute of usage based on the origination or termination of calls.

In the first nine months of 2004, interconnection and facilities costs were 6.3% higher than in the same period in 2003, although as a percentage of total net revenues (approximately 45%), these costs were flat. This increase was principally the result of increased interconnection tariffs. This effect was offset in part by a reduction in costs due to the decline in the local access tariff (TU-RL) in July 2004 as a result of an annual tariff readjustment and the reduction in the number of local areas during the period from June to September 2004, which contributed to lower interconnection costs.

Personnel

In the first nine months of 2004, personnel costs were 18.0% higher than in the same period in 2003. The growth was driven primarily by general salary increases and the consolidation of Vésper in 2004, which added R$15.6 million in personnel costs.

Third-party services

In the first nine months of 2004, third-party services costs were 3.3% higher than in the same period in 2003. The increase was primarily driven by contractual increases in service and maintenance costs for equipment and software.

Other

In the first nine months of 2004, other costs increased more than three-fold increase compared to the same period in 2003. The increase was attributable to costs resulting from the consolidation of Vésper of R$116.3 million, of which R$57.9 million represented handset costs.

Selling expenses

In the first nine months of 2004, selling expenses increased by 11.2% compared to the same period in 2003. The following table sets forth, for each of the periods indicated, selected components of our selling expenses as a percentage of net operating revenues, as well as the percentage change from the prior period.

	Nine months ended September 30,				Percentage change

	2003	2004			2004 vs. 2003

	(unaudited)	(unaudited)
	(in millions of reais)	(% of net revenues)	(in millions of reais)	(% of net revenues)
Allowance for doubtful accounts	R$ 271	5.2%	R$ 271	5.0%	0.0%
Personnel	174	3.4	206	3.8	18.2
Third-party services(1)	130	2.5	164	3.0	26.2
Depreciation and amortization	3	0.1	3	0.1	0.0
Other	7	0.1	6	0.1	(13.1)

Total selling expenses	R$ 585	11.3%	R$ 650	12.0%	11.2%

(1)	Primarily marketing, advertising, advisory and consulting expenses.

Personnel

In the first nine months of 2004, personnel costs classified under selling expenses were 18.2% higher than in the same period in 2003. The growth was driven primarily by general salary increases.

Third-party services

In the first nine months of 2004, third party services costs were 26.2% higher than in the same period in 2003, driven primarily by increased marketing and advertising costs.

General and administrative expenses

In the first nine months of 2004, general and administrative expenses were 22.3% higher than in the same period in 2003. The following table sets forth, for each of the periods indicated, selected components of our general and administrative expenses as a percentage of net operating revenues, as well as the percentage change from the prior period.

	Nine months ended September 30,				Percentage change

	2003	2004			2004 vs. 2003

	(unaudited)	(unaudited)
	(in millions of reais)	(% of net revenues)	(in millions of reais)	(% of net revenues)
Third-party services(1)	R$ 377	7.3%	R$ 403	7.4%	7.0%
Personnel	106	2.1	228	4.2	115.9
Depreciation and amortization	131	2.5	123	2.2	(6.3)
Taxes	55	1.1	85	1.6	53.6
Employee profit sharing	35	0.6	39	0.7	10.4
Other	36	0.7	27	0.4	(24.7)

Total general and administrative expenses	R$ 740	14.3%	R$ 905	16.5%	22.3%

(1)	Primarily maintenance costs, utilities, printing and postage for invoices to customers, and audit and consulting expenses.

Personnel

In the first nine months of 2004, personnel expenses classified under general and administrative expenses were more than twice as high as in the same period of 2003. This was primarily due to the payment of change of control indemnities. Since 2000, Embratel has had a “Plan for Retention of Executives and Strategic Persons,” aimed at retaining the services of the President, vice-presidents, officers, managers and other key employees who have specialized qualifications. The participants in the plan are given the right to a cash indemnity even in the event of the dismissal of the executive or a change in the control of Embratel. Due to the change in control resulting from the acquisition by Telmex, Embratel paid to executives, during the first semester of 2004, indemnities amounting to approximately R$92 million.

Taxes

In the first nine months of 2004, taxes expenses were 53.6% higher than in the same period in 2003, mainly due to withholding income taxes on payments to foreign telecommunication companies.

Employee profit sharing

Brazilian companies are required under Brazilian law to compensate employees with profit sharing, in addition to their salary and benefits. Our employee profit sharing plan ties this incentive to key performance indicators such as revenue growth, cost containment, customer satisfaction and quality of work. The CVM determined that employee profit sharing not solely based on profits should be classified under operating expenses. We now record this expense, which was previously recorded below the operating income line, as part of general and administrative expenses. Employee profit sharing expenses for the nine-month period ended September 30, 2004 amounted to R$38.5 million, compared to R$34.9 million in the same period in the prior year, primarily reflecting improvements in the performance indicators on which the employee profit sharing is based.

Other operating income, net

We recognized net other operating income of R$22.9 million in the first nine months of 2004, compared to R$60.1 million in the same period of 2003. The amount in the 2004 period primarily reflects the following:

  The reversal of a R$65.6 million provision that was recognized as a cost of services in connection with rates we paid for interconnection from July to December 2003. The reserve was reversed because the Special Tribunal of the Higher Court of Justice concluded that tariff increases resulting from the use of the IGP-DI index rather than the IPCA index would not be retroactive.

  A credit of R$37.9 million resulting from a review of the calculation base of the required contribution to the Telecommunications Systems Universalization Fund (FUST), pursuant to Anatel instructions. (The corresponding interest amount of R$19.8 million was recorded under other financial income.)

  Provisions for contingencies in the amount of R$108.9 million, mainly related to disputes with third parties and other judicial claims.

Financial income (expense), net

We recorded net financial expense of R$325.7 million in the first nine months of 2004 compared to net financial income of R$5.2 million in the corresponding period in the prior year. The expense resulted primarily from the following:

  Net monetary and exchange gains (losses). We recorded a net monetary and exchange loss of R$99.1 million in the first nine months of 2004, compared with a net monetary and exchange gain of R$188.7 million in the corresponding period in 2003, giving effect to results from hedging contracts recognized during the periods (expense of R$93.3 million in 2004 and expense of R$362.0 million in 2003). The monetary and exchange losses in the first nine months of 2004 resulted primarily from the effect of the 1.1% devaluation of the dollar against the real (compared with a devaluation of 17.3% in the corresponding period in 2003) and from the effect of the 3.8% devaluation of the yen against the real (compared with a devaluation of 12.1% in the corresponding period in 2003).

  Net interest expense. Net interest expense was R$226.6 million in the first nine months of 2004, compared to R$183.5 million in the first nine months of 2003. The increase primarily resulted from the issuance by Embratel of U.S.$275 million of 11.0% guaranteed notes due 2008, guaranteed by Embratel Holdings.

Extraordinary non-operating income

We recognized R$106.8 million as extraordinary non-operating income in the second quarter of 2004. This arises from a final decision of the Superior Tribunal de Justiça that we were entitled to use tax credits arising from a tax called Imposto sobre o Lucro Líquido, or ILL. ILL was imposed from 1989 to 1992, and we paid all amounts due in accordance with the tax legislation in force at that time. In 1996, the Brazilian Supreme Court ruled that the ILL was unconstitutional since undistributed profits do not represent a taxable event. In 1999, we obtained an injunction in court to receive a tax credit. We used this tax credit to offset income taxes payable from May 1999 to July 2001. However, we did not recognize any income related to the tax credit at that time, as there was still a risk that this decision could be overturned. In 2002, we recognized part of the amount, based on a final determination that we were entitled to credit the principal amount of the ILL we paid, and in 2004 we recognized the part of the tax credit that represented the monetary correction of the ILL we paid (R$106.8 million), based on a final determination that we were entitled to credit that amount.

Net non-operating expense

In the first nine months of 2004, we had net non-operating expense of R$10.1 million compared to R$166.0 million for the comparable period in 2003. Non-operating expense in the first nine months of 2004 reflected provisions for the write-off of obsolete equipment partly offset by gains on asset sales. The principal components during the first nine months of 2003 were:

  A charge of R$101.5 million to write off the unamortized balance of goodwill related to our acquisition of AcessoNet Ltda. after the principal customer filed suit to interrupt its long-term contract with us and began disconnecting several circuits.

  A loss of R$18.7 million on the sale of all our shares of Intelsat Ltd. in June 2003.

  A provision of R$39.5 million for a tax contingency related to withholding taxes on payments to foreign telecommunications companies. See Note 23.2(g) to our unaudited consolidated condensed interim financial statements.

Income taxes and social contribution expense

We recorded an expense for income and social contribution taxes of R$42.2 million during the first nine months of 2004, compared to an expense of R$95.1 million during the same period in 2003. The change reflects the change from a pre-tax income to pre-tax loss. We recognize income and social contribution tax expense despite having a consolidated pre-tax loss, because we cannot apply losses at Vésper to reduce taxable income at other subsidiaries.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are repayment of debt, capital expenditures, dividend payments and acquisitions. In the first nine months of 2004, we have R$782.5 million of cash provided by operations, and our uses of funds included a net repayment of R$968.9 million in debt (net of new debt), capital expenditures of R$415.3 million, and a dividend payment of R$102.0 million in February 2004.

Debt

In 2004, we have sought to reduce our indebtedness and to replace high-cost with lower-cost debt. As of September 30, 2004, we had total outstanding indebtedness of R$3,645.1 million, compared to R$4,590.6 million at December 31, 2003.

During the fourth quarter of 2004, we have continued replacing the high-cost debt that resulted from our February 2003 refinancing, and at year-end 2004, we will have prepaid that debt in full. In November 2004, Embratel issued R$1.0 billion in commercial paper in Brazil that bears interest at a rate of 102.3% of the CDI rate (the interest rate applicable to inter-bank certificates in Brazil) and has a term of 180 days. In November and early December 2004, Embratel borrowed a total of U.S.$165 million in U.S. dollar-denominated loans that bear interest at a spread of 1.2% over LIBOR and have a term of one year. The weighted average interest rate of these loans at December 8, 2004 was 3.64%. Embratel expects to borrow an additional U.S.$60 million in U.S. dollar-denominated loans with similar terms at the beginning of 2005.

The following table describes the maturity profile of our debt as of September 30, 2004:

At September 30, 2004

(in millions of reais)
Short-term (one year or less)	R$ 1,467.6
2005	285.9
2006	564.5
2007	253.9
2008	924.4
2009 through 2013	148.8

Total	R$ 3,645.1

Capital expenditures

We spent R$415.3 million on capital expenditures in the first nine months of 2004, and we expect to spend approximately R$650.0 million on total capital expenditures in 2004. In 2005, we anticipate that we will spend approximately R$1.4 billion on capital expenditures, which includes R$730.0 million in capital expenditures for Star One. The increase in budgeted capital expenditures in 2005 is attributable to projected investments in the satellite assets of Star One. Our budgeted amount excludes any other investments we may make in other companies, including the Telmex assets described above.

EMBRATEL PARTICIPAÇÕES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Balance Sheets as of September 30, 2004 (unaudited) and December 31, 2003 and
For the Unaudited Statements of Income For Nine Months Ended September 30, 2004 and 2003

Contents

Condensed Consolidated Balance Sheets as of September 30, 2004 (unaudited) and December 31, 2003	F-2 to F-3
Unaudited Condensed Consolidated Statements of Income for the Nine Months Ended September 30, 2004 and 2003	F-4
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Nine Months Ended September 30, 2004	F-5
Notes to Condensed Consolidated Financial Statements	F-6 to F-45

EMBRATEL PARTICIPAÇÕES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
September 30, 2004 and December 31, 2003
(In thousands of Brazilian reais)

ASSETS	Notes	September 30, 2004	December 31, 2003

		(Unaudited)

CURRENT ASSETS		3,525,585	4,127,529

Cash and cash equivalents	14	803,740	1,719,496
Trade accounts receivable	15	1,567,421	1,672,037
Deferred and recoverable taxes	16	847,640	465,719
Other current assets		306,784	270,277

NONCURRENT ASSETS		1,432,575	1,603,187

Deferred and recoverable taxes	16	973,405	1,151,696
Judicial deposits		412,503	381,561
Other noncurrent assets		46,667	69,930

PERMANENT ASSETS		6,896,443	7,237,087

Investments	17	40,202	39,888
Property, plant and equipment	18	6,759,611	7,194,329
Deferred assets	19	96,630	2,870

TOTAL ASSETS		11,854,603	12,967,803

LIABILITIES	Notes	September 30, 2004	December 31, 2003

		(Unaudited)

CURRENT LIABILITIES		4,194,601	3,966,166

Loans and financing	22	1,467,569	1,217,256
Accounts payable and accrued expenses	20	1,689,634	1,822,611
Taxes and contributions	21	489,363	347,358
Dividends payable		12,357	114,244
Personnel, charges and social benefits		112,399	87,585
Employees' profit sharing		33,330	52,107
Provision for contingencies	23	182,770	73,749
Actuarial liabilities – Telos	24	69,407	64,442
Related party liabilities	26	-	11,994
Other current liabilities		137,772	174,820

NONCURRENT LIABILITIES		2,554,691	3,769,095

Loans and financing	22	2,177,565	3,373,341
Actuarial liabilities – Telos	24	319,723	328,803
Taxes and contributions	21	51,872	52,061
Funds for capital increase and other liabilities		5,531	14,890

DEFERRED INCOME		124,653	135,358

MINORITY INTEREST		241,745	222,382

SHAREHOLDERS' EQUITY	25	4,738,913	4,874,802

Capital stock paid-in		2,273,913	2,273,913
Profit reserves		2,620,022	2,620,022
Treasury stock		(18,178)	(19,133)
Accumulated losses		(136,844)	-

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		11,854,603	12,967,803

See accompanying notes.

EMBRATEL PARTICIPAÇÕES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the Nine-month Periods Ended September 30, 2004 and 2003
(In thousands of Brazilian reais, except for net income (loss) per thousand outstanding shares)

		Nine Months Ended

		September 30

	Notes	2004	2003

		(Unaudited)

GROSS OPERATING REVENUE
Telecommunications services and sale of equipment		7,225,937	6,712,929
Gross revenue deductions		(1,751,545)	(1,543,649)

Net operating revenue	5	5,474,392	5,169,280
Cost of services and goods sold	6	(3,772,024)	(3,468,043)

Gross profit		1,702,368	1,701,237

OPERATING REVENUES (EXPENSES)		(1,532,577)	(1,265,576)

Selling expenses	7	(649,972)	(585,264)
General and administrative expenses	8	(905,482)	(740,388)
Other operating income, net	9	22,877	60,076

OPERATING INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSE)		169,791	435,661
Financial income (expense)	10	(325,750)	5,227

OPERATING INCOME (LOSS)		(155,959)	440,888
Extraordinary non-operating income – ILL	11	106,802	-
Other non-operating expense, net	12	(10,085)	(166,024)

INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST		(59,242)	274,864
Income tax and social contribution	13	(42,220)	(95,088)
Minority interest		(24,734)	(25,237)

NET INCOME (LOSS) FOR THE PERIOD		(126,196)	154,539

QUANTITY OF OUTSTANDING SHARES (IN THOUSANDS)		332,791,157	332,669,911

NET INCOME (LOSS) PER THOUSAND OUTSTANDING SHARES IN R$		(0.37)	0.46

See accompanying notes.

EMBRATEL PARTICIPAÇÕES S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Nine-month Period Ended September 30, 2004
(In thousands of Brazilian reais)

		Profit reserves

				Retention of profits

	Capital Stock paid-in	Legal reserve	Unrealized earnings reserve	Reserve for investments	Treasury shares	Accumulated losses	Total

BALANCES AS OF JANUARY 1, 2004	2,273,913	201,706	1,590,150	828,166	(19,133)	-	4,874,802

Sale (Repurchase) of shares	-	-	-	-	955	(12,568)	(11,613)
Net loss for the period	-	-	-	-	-	(126,196)	(126,196)
Donations	-	-	-	-	-	1,920	1,920

BALANCES AS OF SEPTEMBER 30, 2004	2,273,913	201,706	1,590,150	828,166	(18,178)	(136,844)	4,738,913

See accompanying notes.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the Balance Sheets as of September 30, 2004 (unaudited) and December 31, 2003 and For the Unaudited Statements of Income For Nine Months Ended September 30, 2004 and 2003 (Amounts expressed in thousands, except as otherwise indicated)

1. History and Operating Overview

Embratel Participações S.A. (the “Company”) was incorporated in accordance with article 189 of Law No. 9,472/97 - General Telecommunications Law - based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off from Telecomunicações Brasileiras S.A. - Telebrás, as approved in the May 22, 1998 General Meeting of Shareholders. The spin-off was based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in Embratel Participações S.A., at a public auction at the Rio de Janeiro Stock Exchange held on July 29, 1998, to Startel Participações Ltda., Brazilian subsidiary of WorldCom, Inc. (“MCI”).

On July 23, 2004, through an agreement between MCI and Teléfonos de México, S.A. de C.V. (“Telmex”), a company incorporated in Mexico, Telmex acquired, through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC., the entire direct and indirect participation held by MCI in the capital stock of Startel Participações Ltda. and New Startel Participações Ltda., the controlling shareholders of the Company. This operation was approved by the US Bankruptcy Court and by Anatel in the second quarter of 2004, and is pending a final decision by the Conselho Administrativo de Defesa Econômica – CADE. Telmex assumed management of the Company on July 23, 2004.

Embratel Participações S.A. holds 98.77% of the capital of Empresa Brasileira de Telecomunicações S.A. – Embratel, which primarily provides international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005. The right to renew this license for an additional 20-year term is subject to additional applicable costs and to Anatel’s regulations.

Embratel Participações S.A. also holds through indirect participation 80.01% of the capital of Star One S.A., which offers satellite services under concessions from Anatel and operates its satellite business under an authorization from Anatel. The satellite authorization may be renewed for 15 years, in each case, subject to certain conditions. In June 2003, Anatel announced the general terms under which the renewal concessions would be granted, and the Company has formally notified Anatel of its agreement to these terms and its intention to renew its concession contracts. The

Company has also requested the renewal of its satellite authorization but have not yet received it. The Company cannot assure that the new concession agreements will be executed or that new authorizations will be granted. Revocation of such concessions or authorizations would have a severe adverse effect on it and its financial condition, given that a substantial majority of its business relies on such concessions and authorizations.

The operations of the Company and its subsidiaries are regulated by Anatel, which is the regulatory authority for the Brazilian telecommunications market, pursuant to Law No. 9,472, of July 16, 1997, and related regulations, decrees, decisions and plans.

2. Presentation of the Consolidated Interim Financial Statements

The consolidated financial statements present the consolidated financial condition and results of operations of Embratel Participações S.A and its subsidiaries.

The presentation of the interim unaudited consolidated financial statements is consistent with the presentation of the published financial statements of the Company in Brazil, from which the financial information was extracted, except for certain reclassifications and changes in terminology within the unaudited consolidated financial statements which have been made to conform the previously published financial statements to the presentation included herein. The financial statements as of September 30, 2003 have been reclassified, where applicable, for comparability.

In the Company's opinion, all adjustments necessary for a fair presentation of the unaudited results of operations for the nine-month periods ended September 30, 2004 and 2003, are included. All such adjustments are accruals of a normal and recurring nature. The results of operations for the period ended September 30, 2004 are not necessarily indicative of the results of operations to be expected for the full year.

3. Principal Accounting Practices

The accompanying interim unaudited financial statements have been prepared in accordance with accounting principles, practices and criteria applied consistently with those used to prepare the audited financial statements appearing in the Company's 2003 Annual Report on Form 20-F/A and should be analyzed together with those financial statements, filed on June 9, 2004.

4. Consolidation Procedures

In the consolidated financial statements, all transactions between the Company and its subsidiaries have been eliminated, as applicable. Additionally, minority interest has been recorded to reflect such participation.

On March 2, 2004, the subsidiary Embratel acquired for US$45 million, from CT Leasing Ltd., an indirect subsidiary of Qualcomm Inc., 100% of the company CT Torres Ltda., whose fixed assets are comprises of 622 communication towers. This equipment was owned by Vésper São Paulo S.A. and Vésper S.A. until December 2, 2003, when it was transferred to CT Torres, which was then sold to CT Leasing Ltd.

The purpose of this acquisition is to allow the subsidiary Embratel to enjoy a higher return on investment than it would have obtained had the subsidiaries Vésper São Paulo S.A. and Vésper S.A. rented these towers from a third party.

As of the date of the condensed consolidated interim financial statements, there is no unconsolidated subsidiary.

5. Net Operating Revenue

	September 30,

	2004	2003

Voice
Domestic long-distance	3,011,248	2,957,452
International long-distance	566,161	644,683

	3,577,409	3,602,135
Data & Internet
Corporate and other	1,163,552	1,262,430
Telecommunications companies	108,424	68,180

	1,271,976	1,330,610

Local services	454,954	51,802

Other services	170,053	184,733

Total	5,474,392	5,169,280

6. Cost of Services and Goods Sold

	September 30,

	2004	2003

Interconnection/facilities	(2,513,167)	(2,364,630)
Depreciation and amortization	(741,248)	(731,015)
Personnel	(185,757)	(157,377)
Third-party services (*)	(172,240)	(166,657)
Other	(159,612)	(48,364)

Total	(3,772,024)	(3,468,043)

(*)	Refers, substantially, to the installation and maintenance of telecommunications equipment and public services (energy).

7. Selling Expenses

	September 30,

	2004	2003

Allowance for doubtful accounts	(271,360)	(271,272)
Personnel	(206,139)	(174,376)
Third-party services (*)	(163,939)	(129,905)
Depreciation and amortization	(2,573)	(2,853)
Other	(5,961)	(6,858)

Total	(649,972)	(585,264)

(*)	Refers, substantially, to marketing, advertisement, advisory and consulting expenses.

8. General and Administrative Expenses

	September 30,

	2004	2003

Third-party services (1)	(403,109)	(376,747)
Depreciation and amortization	(122,910)	(131,125)
Personnel (2)	(228,330)	(105,736)
Taxes	(85,186)	(55,451)
Employees’ profit sharing	(38,491)	(34,865)
Other	(27,456)	(36,464)

Total	(905,482)	(740,388)

(1)	Refers, substantially, to maintenance and cleaning of installations, public and information technologies services, printing and postage of invoices, auditing and consulting expenses.

(2)

Since 2000, the subsidiary Embratel has a “Plan for Retention of Executives and Strategic Employees”, aiming at retaining the services of the President, Vice-Presidents, Officers, Managers and other key employees who retain specialized knowledge. The participants of the plan would have the right to a cash indemnity, calculated using a formula foreseen in the individual Term of Commitment, even in the event of the dismissal of the executive or of a change in the shareholding control of the subsidiary Embratel. Due to the change in the shareholding control, the subsidiary Embratel paid to executives, during the first semester of 2004, such indemnities in the amount of, approximately, R$92,000. The amounts paid to statutory officers who remained with subsidiary Embratel comply with the total amount of the global compensation package approved by the General Shareholder’s Meeting of 2004.

9. Other Operating Income, net

	September 30,

	2004	2003

Interconnection cost recovery (*)	65,647	-
FUST recovery (Note 16.a)	37,902	-
COFINS recovery	-	17,736
ICMS recovery	14,124	13,609
Contractual fines	3,835	12,242
Provision for contingencies	(108,936)	-
Other	10,305	16,489

Total	22,877	60,076

(*)

In view of the decision by the Special Tribunal of the Higher Court of Justice, issued in a session held on July 1, 2004, which supported the Company’s understanding that the index for readjustment of telephone rates is the IGP-DI, as established in the concession contracts, with no retroactive application, the subsidiary Embratel has reversed a provision of R$65,647, recorded as cost of services, corresponding to the period from July through December 2003.

10. Financial Income (Expense)

	September 30,

	2004	2003

Financial income-
Interest on temporary investments and other	210,623	182,462
Monetary variation – credit	1,155	1,168
Exchange variation – assets	8,926	(91,487)

Subtotal	220,704	92,143

Financial expense-
Financial charges (*)	(437,259)	(365,968)
Monetary variation – charge	(28,092)	(44,460)
Exchange variation – liabilities	(81,103)	323,512

Subtotal	(546,454)	(86,916)

Total	(325,750)	5,227

(*)	Refers, mainly, to interest expenses on loans.

In the nine-month period ended September 30, 2004, the US dollar devalued by 1.06% (devalued by 17.26% in the same period of 2003) against the Brazilian real, and the Japanese Yen devalued by 3.76% against the Brazilian Real (devalued by 12.08% in the same period of 2003), resulting in an exchange variation expense in the amount of R$81,103 in the period (recovery of exchange variation expense of R$323,512 in 2003), net of results from hedge contracts recorded during the period (expense of R$93,298 in 2004 and expense of R$361,973 in 2003).

11. Extraordinary Non-Operating Income - ILL

From 1989 through 1992, the Federal Government imposed a tax on profit (ILL – Imposto sobre o Lucro Líquido) and, during this period, the subsidiary Embratel regularly paid this tax in accordance with the provisions of tax legislation. In 1996, in a specific lawsuit, the Brazilian Supreme Court ruled that ILL was unconstitutional, since undistributed profits do not represent a taxable event. This decision created jurisprudence on the issue, stimulating other tax payers to go to court. In 1999 the subsidiary Embratel filed a lawsuit and obtained an injunction in order to get a tax credit. This amount was offset against income tax payable of such subsidiary from May 1999 to July 2001.

In 2002, the subsidiary Embratel, based on final decision by the Higher Courts, recognized the revenue corresponding to the principal amount of the aforementioned liability, under the caption “Extraordinary Non-operating Income”. The revenue of R$106,802 corresponding to the purge of inflationary gains was recognized in the second quarter of 2004 under the same caption, after the final decision that was issued by Higher Court of Justice.

12. Other Non-Operating Expense, Net

	September 30,

	2004	2003

Revenues
Proceeds from sale of permanent assets	10,865	4,431
Other	4,475	11,174
Expenses
Write-off of permanent assets (*)	(25,425)	(135,953)
Withholding income tax on remittances to foreign Telecommunications companies (Note 23.2.g)	-	(39,462)
Other	-	(6,214)

Total	(10,085)	(166,024)

(*)

In 2003, it refers, primarily, to the goodwill from the acquisition of Acessonet Ltda., in the amount of R$101,489, and provision for loss of R$18,679, related to the sale of 100% of the participation in Intelsat Ltd.

13. Income Tax and Social Contribution on Profits

The provision for income tax was accrued based on taxable income at the rate of 15%, plus the additional 10% foreseen in the law. The social contribution was calculated at the rate of 9%.

On September 30, 2004, the subsidiary Embratel had R$1,065,501 of tax loss carryforwards (R$1,074,911 on December 31, 2003) and R$939,637 of negative basis of social contribution (R$947,866 on December 31, 2003), which will be used as provided by Law No. 8,981, which limits the offset of accumulated tax losses and negative basis of social contribution to 30% (thirty percent) of taxable income in each fiscal year.

As of September 30, 2004, the subsidiaries Vésper S.A. and Vésper São Paulo S.A. had a combined tax loss carryforward and negative basis of social contribution of approximately R$6,293,294. Considering that these subsidiaries do not have taxable income and due to the uncertainties as to the realization of such tax credits, they were not recognized in the financial statements.

13.1. Income Tax and Social Contribution Income (Expenses)

The income tax and social contribution expense is comprised of the current expense for the year, computed in accordance with current tax legislation, net of the deferred tax credits (expenses). The consolidated deferred income tax and social contribution credit for the nine-month period ended September 30, 2004 totals R$22,751 (expense of R$37,918 in the same period of 2003), calculated on the allowance for doubtful accounts, tax loss carryforwards and negative basis of social contribution, temporarily non-deductible taxes and expenses, as well as other temporarily non-taxable revenues (Note 16).

Breakdown of Income Tax and Social Contribution Income (Expenses)

	September 30,

	2004	2003

Current
Social contribution	(17,120)	(15,137)
Income tax	(47,851)	(42,033)

Total current expense	(64,971)	(57,170)

Deferred
Social contribution	6,743	(10,038)
Income tax	16,008	(27,880)

Total deferred income	22,751	(37,918)

Total	(42,220)	(95,088)

The current income tax and social contribution expenses, reported in the statements of income for the nine-month period ended September 30, 2004 and 2003, arises, substantially, from the subsidiary Star One S.A.

13.2. Reconciliation of Tax Income (Expenses) with Nominal Rates

The reconciliation between the income tax and the social contribution, calculated based on the statutory tax rates in relation to the amounts recorded, is shown below:

	September 30,

	2004	2003

Income (loss) before taxes and minority interest	(59,242)	274,864

Social contribution credit (expense) loss at nominal rate	5,332	(24,738)
Rate adjustments to obtain effective rate
Social contribution on amortization of goodwill from merger	(1,785)	(1,785)
Tax credits not recorded due to the CVM 371 (**)	(11,604)	-
Favorable decision on ILL lawsuit (Note 11)	3,513	-
Sundry permanent additions and exclusions (*)	(5,833)	1,348

Social contribution expense on statement of income	(10,377)	(25,175)

Income tax credit (expense) at nominal rate	14,810	(68,716)
Rate adjustments to obtain effective rate
Income tax on amortization of goodwill from merger	(4,958)	(4,958)
Tax credits not recorded due to the CVM 371 (**)	(32,224)	-
Favorable decision on ILL lawsuit (Note 11)	9,757	-
Sundry permanent additions and exclusions (*)	(19,228)	3,761

Corporate income tax expense per statement of income	(31,843)	(69,913)

Income tax and social contribution on profits (losses)	(42,220)	(95,088)

(*)	Related to expenses with the plan for retention of executives (Note 8).

(**)

Refers, mainly, to the loss of subsidiaries Vésper Holding São Paulo S.A. and Vésper Holding S.A., for the nine-month period ended September 30, 2004, for which the related tax credits are not recorded, due to uncertainties as to the their realization.

14. Cash and Cash Equivalents

	September 30, 2004	December 31, 2003

Cash and bank deposits	102,691	177,107
Foreign short-term investments	192,388	334,258
Marketable securities	508,661	1,208,131

Total	803,740	1,719,496

Marketable securities are represented primarily by investment funds quotas and fixed income bonds. The investments abroad constitute short-term financial applications and are derived from mutual traffic revenues received from international operators.

15. Trade Accounts Receivable

	September 30, 2004	December 31, 2003

Voice services	2,894,195	2,799,273
Data, telecom operators and other services	654,141	619,924
Foreign administrators	201,300	179,266

Subtotal	3,749,636	3,598,463
Allowance for doubtful accounts	(2,182,215)	(1,926,426)

Total	1,567,421	1,672,037

The Company monitors its past due accounts receivables and records the allowance for doubtful accounts, primarily, for the amounts past due over 90 days, related to basic voice, advanced voice, data and other services.

The Company keeps making intensive use of systems for management of billing and collections processes and for blocking calls on lines being used by delinquent or fraudulent customers. These systems have resulted in a reduction of uncollectible charges by the subsidiary Embratel.

16. Deferred and Recoverable Taxes

	September 30, 2004	December 31, 2003

Deferred income tax and social contribution assets
Provision for write-off of property, plant and equipment/accelerated depreciation	21,585	15,420
Tax loss carryforwards	266,375	268,728
Negative basis of social contribution	84,567	85,307
Allowance for doubtful accounts	647,981	564,465
Goodwill on acquisition of investment	11,242	17,983
Cofins/PIS – temporarily non-deductible	30,402	30,403
Other deferred taxes (provisions)	192,563	170,488

Subtotal	1,254,715	1,152,794

Withholding income tax (IRRF)	60,954	87,128
Recoverable income tax/social contribution	23,945	40,055
Value-added goods and services tax – ICMS	280,013	276,821
Tax on net income – ILL (Note 11)	108,288	-
FUST (a)	62,171	2,743
FUNTTEL	1,257	1,323
Other	29,702	56,551

Total	1,821,045	1,617,415

Current	847,640	465,719

Noncurrent	973,405	1,151,696

Deferred taxes were recorded based on the assumption of future realization, as follows:

- Tax loss carryforwards and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

- Goodwill on investment: recovery will occur proportionally to the amortization of the goodwill from the subsidiary Star One S.A., in a 5-year term, to be finished by 2006.

- Other temporary differences: realization will occur with the payment of accrued provisions, the actual write-off of underlying doubtful accounts or any other event that realizes the loss.

(a) Recovery of the FUST Contribution

In December 2003, Anatel issued an Official Letter establishing that interconnection costs are deductible from the calculation basis of the Contribution destined to the Telecommunications Systems Universalization Fund (FUST).

During the second quarter of 2004, the subsidiary Embratel completed a review of the calculation basis of the referred Contribution and recognized the corresponding credit, in the amount of R$57,736. The principal amount of the credit, of R$37,902, was recorded under the heading “Other Operating Income”, and interests of R$19,834, recorded under the heading “Other Financial Income”. On September 30, 2004, these credits amounted to R$59,182.

Additionally, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. have a total recorded amount of R$2,989 to recover regarding the contribution destined to FUST, of which R$2,743 and R$246 are recorded under the headings of “Other Operating Income” and “Financial Income”, respectively.

17. Investments

	Ownership	September 30, 2004	Ownership	December 31, 2003

Other investments – at cost
Satellite company
New Skies	2.104549%	38,568	2.104549%	38,981
Other		1,634		907

Total		40,202		39,888

The interests in satellite companies are denominated in U.S. dollars and translated to local currency.

18. Property, Plant and Equipment

		September 30, 2004			December 31, 2003

	Annual depreciation/ amortization rates (%)	Cost	Accumulated depreciation/ amortization (4)	Net book value	Net book value

Switching equipment	10.00	2,322,197	(1,146,042)	1,176,155	1,291,279
Transmission equipment	5.00 to 20.00	8,509,151	(5,255,529)	3,253,622	3,733,709
Buildings and ducts	4.00	1,353,119	(724,140)	628,979	646,900
Land	-	197,617	-	197,617	190,495
Other assets-
Sundry equipment (1)	10.00 and 20.00	714,045	(530,014)	184,031	208,034
Intangible (2)	4.00 to 20.00	1,276,053	(783,603)	492,450	490,027
Telecommunications infrastructure	4.00, 5.00 and
	10.00	735,129	(511,424)	223,705	211,827
Operating license (3)	20.00	27,942	(27,820)	122	181
Construction in progress	-	602,930	-	602,930	421,877

Total		15,738,183	(8,978,572)	6,759,611	7,194,329

(1)	Vehicles, IT infrastructure, furniture and fixtures.

(2)	Software licenses and rights of way.

(3)

Refers to the cost of the operating license (authorization) acquired by subsidiaries Vésper São Paulo S.A. and Vésper S.A. for developmentof switched fixed telephony services, destined to public users in general. This is a private service provided in the intra-regional, domestic long-distance modality, in regions I and III of the General Grant Plan (“Plano Geral de Outorgas”), while joint and simultaneous development of the local modality is mandatory. The term of authorization is of 20 years, as from the grant date of the authorization for use of radio-frequency (starting February 4, 1999), renewable for another period only, with additional applicable costs.

(4)	As of September 30, 2004, fully depreciated assets amount to R$3,021,775 (R$2,390,714 at December 31, 2003).

a. Assets related to the concession contract

The concession to provide international and domestic long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b. Assets pledged as a guarantee

As of September 30, 2004, the Company had real estate and other fixed assets, in the amount of R$425,119 (R$704,501 on December 31, 2003), listed and designated as guarantees in judicial claims.

c. Construction of the C-1 Satellite

In May 2003, the subsidiary Star One signed an amendment to the current agreement for the acquisition of the Star One C-1 Satellite, and signed an agreement for the acquisition of the equipment for the control station, in the total amount of US$203,000.

The agreements began on September 30, 2003, and the term for delivery of the satellite in orbit and of the earth control station is 30 (thirty) months. The satellite will have 28 C band and 14 Ku band transponders, and the launching is scheduled to occur at the beginning of 2006.

On June 1, 2004, a new amendment to the financing contract was signed, due to changes made in the project, which resulted in a reduction of price, and in the payment schedule. The new total amount of the operation is US$185,232 (US$18,547 referring to 100% of the credit insurance premium).

19. Deferred Assets

	September 30, 2004	December 31, 2003

Pre-operating expenses	149,850	125,680
Goodwill (*)	102,426	-
Accumulated amortization	(155,646)	(122,810)

Net book value	96,630	2,870

(*)

It refers to goodwill paid by the former controller of CT Torres on the company’s acquisition, which was later capitalized in CT Torres. This goodwill is based on income projections and is being amortized in 10 years.

20. Accounts Payable and Accrued Expenses

	September 30, 2004	December 31, 2003

Suppliers	1,386,598	1,439,149
Foreign administrators	175,931	226,148
Consignment for third-parties/other	127,105	157,314

Total	1,689,634	1,822,611

21. Taxes and Contributions

	September 30, 2004	December 31, 2003

Indirect taxes
ICMS (value-added tax)	179,879	134,325
PIS/Cofins (social/finance contributions)	34,243	47,245
PIS/Pasep - in suspension	141,364	132,301
PIS/Cofins - judicial deposit in court	15,030	15,030
ISS (municipal service tax)	10,810	9,675
Other	6,062	21,694

Income tax/social contribution
Law No, 8,200/91 – supplementary
monetary restatement	37,058	38,319
IRPJ – revenue of exportation	59,940	-
CSSL – revenue of exportation	21,579	-
Other - Income Taxes (*)	35,270	830

Total	541,235	399,419

Current	489,363	347,358

Noncurrent	51,872	52,061

(*)	Refers, mainly, to the provision for income tax and social contribution (estimate) and withholding income tax – IRRF.

22. Loans and Financing

	September 30, 2004			Dcember 31, 2003

	Short term	Long term	Total	Short term	Long term	Total

Local currency
Bank loans	774,969	238,322	1,013,291	149,055	860,337	1,009,392
Finame	6,815	15,501	22,316	6,848	20,228	27,076
Financing of ICMS	202	27,936	28,138	398	20,915	21,313
Leasing	1,392	2,080	3,472	564	-	564

	783,378	283,839	1,067,217	156,865	901,480	1,058,345

Foreign currency
Bank loans	586,565	1,061,023	1,647,588	993,600	1,634,016	2,627,616
Notes	29,672	786,115	815,787	7,997	794,530	802,527
Suppliers	14,933	7,605	22,538	2,858	18,023	20,881
Leasing	15,435	9,802	25,237	24,213	13,206	37,419
Swap / Hedge	37,586	29,181	66,767	31,723	12,086	43,809

Total	684,191	1,893,726	2,577,917	1,060,391	2,471,861	3,532,252

Total of debt	1,467,569	2,177,565	3,645,134	1,217,256	3,373,341	4,590,597

As described in Note 28, the Company hedges its foreign currency debt through swap operations aiming at mitigating risks of relevant exchange rates variations between the Real and other foreign currencies. The debt position as of September 30, 2004 is as follows:

	Amount	%	Average cost of debt

Hedged debt or in local currency	1,269,936	86.53	111.69% CDI
Unhedged debt	197,633	13.47	US$ + 4.83%

Short term	1,467,569	100.00

Hedged debt or in local currency	727,339	33.40	89.41% CDI
Unhedged debt	1,450,226	66.60	US$ + 8.69%

Long term	2,177,565	100.00

Hedged debt or in local currency	1,997,275	54.79	103.58% CDI
Unhedged debt	1,647,859	45.21	US$ + 8.23%

Total debt	3,645,134	100.00

a. Repayment Schedule

The long-term debt amortization schedule comprises the following yearly amounts:

	September 30, 2004	December 31, 2003

2005	285,997	1,637,255
2006	564,549	383,292
2007	253,873	275,900
2008	924,417	938,683
2009 through 2013	148,729	138,211

Total	2,177,565	3,373,341

b. Percentage breakdown of total debt by foreign currency/original index:

	(%)

	September 30, 2004	December 31, 2003

US Dollar	64.2	60.9
Japanese Yen	0.6	10.7
Euro	5.8	5.3
CDI	27.9	22.0
TJLP	0.6	0.6
Real	0.9	0.5

Total	100.0	100.0

c. Roll-over of debt

In June 2004, the subsidiary Embratel finished the roll-over of debt initiated in March 2003, when all debt contracts involved in the program became part of a new amortization scheduled. Interest rates agreed were Libor plus 4% per annum or CDI plus 4% per annum.

d. Notes issued abroad

In June 2004, the subsidiary Embratel completed an exchange offer of notes issued in December 2003, to register these notes with the SEC. The new notes maintain the conditions applicable for the notes previously issued, which mature in 2008 and bear interest at 11% per annum.

e. Financing of the construction of the satellite C-1

In August 2003, the subsidiary Star One S.A. signed a new agreement for the construction of satellite C-1 with BNP Paribas (lead bank) and Sociéte Génerale, replacing the agreement previously signed in April, 2002. The total amount of the contract was US$194,172, with a 38-month grace period and amortization in 14 semi-annual installments, over 10 years. During the grace period, the interest rate will be the six-month LIBOR plus a margin of 0.75% per annum and during the repayment period, 3.93% per annum.

In June 2004, through an amendment, the loan amount changed to US$185,232, due to a reduction of price and changes in the payment schedule. As of September 30, 2004, the amount drawn totaled R$38,323.

f. Financing of ICMS

In September 2002, the subsidiary Vésper S.A. started financing 60% of its ICMS payable on operating revenues, through an agreement with the Government of Rio de Janeiro and with Banco do Brasil, as financial agent. The credit line is R$940,000, during the 60-month period, with a 84-month grace period, amortization in 60 months, interest rates of 4.5% to 6% p.a. and a service charge of 1% on each credit installments received. The subsidiary Vésper S.A. utilized R$27,936 (R$20,915 at December 31, 2003) of the total credit line and the outstanding balance is R$28,138 at September 30, 2004 (R$21,313 at December 31, 2003).

g. Suppliers

Suppliers' financing is foreign currency denominated and refers to purchases of materials and equipment used to enhance domestic and international telecommunication services.

h. Guarantees

Until the date of roll-over of debt, the guarantees given in connection with outstanding loans and financing were substantially comprised of promissory notes, which, although not representing actual guarantees, are legal instruments that can be executed judicially in the case of delays in payments. New guarantees established with the financial institutions that participate in the roll-over of debt program, which were also extended to all banking institutions with outstanding loan agreements on the renegotiation date with “pari-passu” right of participation in guarantees, included part of the receivables from corporate customers of the subsidiary Embratel, as well as shares and dividends of subsidiary.

i. Covenants

The subsidiary Embratel is bound by financial covenants to the creditor banking institutions, on account of the renegotiated agreements, involving the level of indebtedness, minimum earnings before financial result, income taxes, depreciation and amortization (“EBITDA”), and limits for capital expenditures, among other requirements. To date, the subsidiary Embratel has complied with all covenants.

23. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions, which were or may be raised by the competent authorities, including among others, labor, social security, tax, regulatory and civil issues.

A significant portion of the contingencies discussed below involve complex issues, with unique characteristics applying either to the Company itself or the telecommunications market, and arise from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues discussed below result from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors' opinion, the subsidiaries’ Management believes that the outcome of a significant portion of present and future claims will be favorable to the Company, and for those claims which the unfavorable outcome is considered as probable, a provision was made in the financial statements.

The amounts involved are described as follows:

	Probable		Possible

Type	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003

Labor	49,463	30,753	102,939	41,242
Tax	10,859	10,221	1,277,392	1,181,635
Civil	122,448	32,775	587,698	611,645

Total	182,770	73,749	1,968,029	1,834,522

23.1. Labor Contingencies

Those contingencies involve several labor-related claims, concerning primarily compensation issues such as salary differences and equivalencies, overtime, and others.

23.2. Tax Contingencies

	Probable		Possible

Claims	September 30, 2004	December 31, 2003	September 30, 2004	December31, 2003

ICMS (a)	3,739	-	875,806	775,000
Income Tax on Inbound
International Income (b)	-	-	351,635	351,635
INSS (Brazilian Social
Security Institute) (c)	-	-	47,000	55,000
CIDE (d)	-	-	2,951	-
Other tax contingencies (e)	7,120	10,221	-	-

Total	10,859	10,221	1,277,392	1,181,635

a) ICMS

The subsidiary Embratel received a number of assessments for non-payment of ICMS related to international services and others services considered by the subsidiary Embratel as partially or entirely exempt or non-taxable, as well as the offset of supposedly non-deductible credits. Some of the assessments, in the amount of R$3,652, were considered as probable losses and accrued in financial statements. Those assessments considered by the legal counsel with probability of loss as possible are approximately R$616,000 (R$539,000 as of December 31, 2003). As a result of this evaluation, no provision was recorded in the financial statements.

In July 2002, the subsidiary Star One S.A. received tax assessments in the state of Rio de Janeiro, in the amount of R$236,000, which refers to the ICMS tax on the rental of transponder and Internet access provision. In March 2004, Star One S.A. was assessed R$19,806 in the Federal District State for the non-payment of the ICMS over satellite capacity and other accessory obligations in that unity of the Federation.

Due to the interpretation of the subsidiary Star One S.A.’s management and legal counsel regarding the assessments referred to above, which consider that the probability of loss is possible, no provision for contingency was recorded in the financial statements with respect to this dispute.

The subsidiary Vésper S.A. has ICMS-related assessments in the amount of R$4,087, of which R$87 have been accrued in its financial statements, and R$4,000 which the probability of loss has been evaluated as possible, was not accrued in the financial statements.

b) Income Tax on Inbound International Income

Based on its legal advisors' opinion, the subsidiary Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the SRF assessed the subsidiary Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. The subsidiary Embratel appealed to the Taxpayers' Council and the decision is still pending.

In June 1999, the subsidiary Embratel was further assessed for non-payment of income tax on net foreign source income for the year 1998 amounting to R$64,396.

Due to an unfavorable decision at the administrative level, the subsidiary Embratel requested a writ of mandamus. However, the Court’s understanding differs from the subsidiary Embratel’s understanding. This is not a definitive decision and may be modified by the same Court. Based on the opinion of the subsidiary Embratel's Management and legal counsel, which consider the probability of loss as possible, the amounts arising from the mentioned assessments have not been accrued in the financial statements.

c) INSS (Brazilian Social Security Institute)

On September 5, 2001, the subsidiary Embratel became aware of an unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc. The total historical amount of the INSS assessment was of R$58,000. Having exhausted appeals at the administrative levels and maintained the assessment, the Company immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by the subsidiary Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by the subsidiary Embratel’s legal advisors, which have identified a series of mistakes in the calculations of the claims, made by INSS and considered the probability of loss as possible, no loss provision was recorded relating to this assessment.

d) Contribution for Economical Domain Intervention - CIDE

The subsidiary Embratel was assessed in May 2004 by the Federal Revenue Agency for the non-withholding of the CIDE on transferring funds abroad, in the total amount of R$2,951.

This subsidiary's Management and its legal counsel understand that the probability of loss is possible, therefore no provision was accrued in the financial statements for the amounts involved in these claims.

e) Other Tax Contingencies

The Company had provisioned in its financial statements the amount of R$5,541 on September 30, 2004 (R$8,829 on December 31,2003) which refers, mainly, to a dispute initiated by subsidiary Vésper S.A. which aims to establish the non-applicability of the CPMF tax on the conversion of foreign debt into domestic investment through the signature of notional foreign-exchange contracts.

Additionally, subsidiaries Vésper S.A. and Vésper São Paulo S.A filed applications for declaration that the additional FGTS payments instituted by Law No. 110/2001 were not due. Based on the evaluation of the Management of the subsidiaries Vésper S.A. and Vésper São Paulo S.A., which classify the probability of loss as probable, the amounts involved, totaling R$1,579 on September 30, 2004 (R$1,392 on December 31, 2003), were accrued in the financial statements.

f) PIS/Cofins Contributions

In August 2001, the subsidiary Embratel received two tax claims from the Federal Revenue Agency (SRF), totaling R$501,000, for prior years' PIS/Cofins contributions.

The first claim, in the amount of R$159,000, is related to PIS charges prior to 1995, which were offset according to Complementary Law No. 7/70.

The second claim, in the amount of R$342,000, is related to Cofins exemption for revenues on the exportation of telecommunication services through the end of 1999. There were substantial mistakes in the calculations of the tax auditor, and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount of this claim, the subsidiary Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level and the remaining updated amount of this claim is R$236,600.

Subsidiary Embratel appealed to a higher administrative level which is still pending decision.

Based on facts and arguments provided, and also on the opinion of its legal counsel, the subsidiary Embratel's management evaluated the probability of loss in these assessments as remote. Accordingly, no provision was recorded in the financial statements for this matter.

g) Withholding Income Tax on Remittances to Foreign Telecommunications Companies

The subsidiary Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697 for not withholding income tax on payments to foreign telecommunication companies, related to calls initiated in Brazil and completed by those companies abroad, from December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with the legal additions, totaling R$39,462, were paid, and conservatively, recognized as expense in the first quarter of 2003.

The subsidiary Embratel requested a writ of mandamus seeking to obtain a pronouncement, since the Melbourne Treaty is in force since 1990. An unfavorable decision was issued in the first judicial level, challenged by the subsidiary Embratel, which still awaits the final decision on the appeal. The subsidiary Embratel’s Management and its legal counsel evaluate the probability of loss in this appeal as remote.

23.3 Civil Contingencies

	Probable		Possible

Claims	September 30, 2004	December 31, 2003	September 30, 2004	December31, 2003

Disputes with local operators (a)	-	-	520,200	520,200
Contingencies Related to Anatel
and Public Institutions (b)	3,776	1,120	60,599	87,000
Disputes with third parties (c)	68,654	25,155	6,899	4,445
Other judicial claims (d)	50,018	6,500	-	-

Total	122,448	32,775	587,698	611,645

a) Disputes with local operators

The subsidiary Embratel is a defendant in two judicial claims, which request the payment of amounts arising from interconnection agreements with two local operators, totaling the historical amount of approximately R$520,200. In October 2002 approximately R$47,000 of the mentioned value was deposited in court. The total amount of R$520,200 is related to the disputed amounts charged by one of the local telecommunication companies between the months of May 2000 to August 2002 and, by the other telecommunications company, between the months of August 2001 to July 2002.

Regarding the lawsuit filed in Rio de Janeiro to charge the disputed amounts, for the period between August 2001 and July 2002, a decision was issued in February 2004 judging in favor of the local operator. The effects of this decision will remain suspended until the judgment of the appeals presented by the subsidiary Embratel.

Regarding the lawsuit filed in Brasília to charge the disputed amounts, for the period between May 2000 and August 2002, a decision to extinguish the lawsuit was handed in August 2003. The local operator and the subsidiary Embratel appealed this decision and Embratel also requested to recover the amount deposited in court of approximately R$47,000, which is still under judgment by the superior court.

In addition to the above mentioned lawsuits to charge disputed amounts, each of the local operators filed separate lawsuits in order to prevent the subsidiary Embratel from challenging, until the receivables due date, the amount considered incorrect. The lawsuit filed in Brasília was extinguished without consideration of merit and the appeal presented by the local operator still remains without judgment.

In another lawsuit filed in Rio de Janeiro, a decision was proffered in February 2004 judging the local operator request as totally unfounded. This decision was object of appeal from both parties. The subsidiary Embratel presented a petition requesting to recover the deposit made by the subsidiary Embratel during the lawsuit period, in the total amount of R$165,102 related to the charges from August 2002 to December 2003.

Considering the terms of the agreements and legal arguments that support the subsidiary Embratel’s position, as well as the counter-claims that the subsidiary Embratel has against these companies, the subsidiary Embratel and its legal counsel evaluate the probability of loss in these cases as possible, thus no provision was recorded in the financial statements.

b) Contingencies Related to Anatel and Public Institutions

As a result of the inconveniences caused to the telephone system users by the telecommunications carriers, on July 3, 1999, the implementation date for the new domestic dialing system, the subsidiary Embratel was officially notified by Anatel to pay a fine in the amount of R$55,000 related to the administrative proceeding on the period when the carriers implemented the change in dialing codes. The subsidiary Embratel filed suit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, the subsidiary Embratel prevailed, and the eventual appeals by Anatel, which have no suspensive effect, are still pending.

Based on the same fact, the State of São Paulo and the Consumer Protection Foundation (Procon) filed a public civil action at the 14th Court of Public Finances of the State of São Paulo. On March 30, 2000, a lower court decision was announced, ordering the subsidiary Embratel and the local carrier to pay a fine of R$30,000 and to reimburse the users of telephone services in the State of São Paulo for the phone calls made from July 3 to 12, 1999. The subsidiary Embratel filed an appeal against this decision and received a favorable decision from the São Paulo State Court, thus withdrawing the requirement to pay the respective fine, being the plaintiff only authorized to appeal for reviews without suspensive effects.

Due to the opinion of management of the subsidiary Embratel and its legal advisers on the question, who evaluate as possible the probability of loss in the case above, the amounts corresponding to the aforementioned penalties were not provided for in the financial statements. Regarding the fine imposed by the State of São Paulo and the Consumer Protection Foundation (Procon), since the São Paulo State Court decided on the annulation of such penalty, since June 30, 2004 the probabilities of loss in this claim have been evaluated as remote.

Due to non-compliance with quality targets, defined by Anatel in the General Plan of Quality Targets (“PGMQ”) for fixed telephone services, Anatel filed several Administrative Procedures for Disregarding Obligation (“PADO”) against the subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A.

Based on the non-accomplishment of one of the quality index for long distance calls services – error in bills rate – during the period from January to May 2000, the subsidiary Embratel was officially notified by Anatel to a fine related to condemnatory proceeding of approximately R$7,000. Since 2004, the subsidiary Embratel and its legal counsel evaluate the probability of loss in these cause as remote.

Due to the opinion of management of the subsidiaries and of their legal advisers on the question, the probability of loss on the PADOs of Vésper S.A. and Vésper São Paulo S.A. are evaluated as probable, and consequently, the amounts corresponding to such penalties were accrued in their financial statements, in the amounts of R$1,533 and R$2,243, respectively (R$959 and R$161 as of December 31, 2003). Regarding the subsidiary Embratel, relating to the fines in the amount of R$10,599

(January to June 2000 and October 2000), the probability of loss is considered as possible, thus no provision was recorded in the financial statements.

b.1) Portable Vésper

Due to the issue of Resolution No. 271, of August 6, 2001, which approved the use of the Portable User Terminal to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A and Vésper S.A. began to market Portable Vésper as an alternative to their tabletop ‘ATSs’ (Access Terminal Stations).

On July, 19, 2002, the Mobile Phone Companies filed suit to suspend immediately the sale of the product by the subsidiaries Vésper São Paulo S.A and Vésper S.A, and to seek damages for losses caused by unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competency was judged, dismissing Anatel of being a part, and declaring the State Justice as competent to decide on the claim.

Due to the understanding of the Management of the subsidiary Vésper S.A. and of its legal advisers on this matter, that loss in this case is considered possible, the amounts corresponding to the claims have not been accrued in the financial statements.

c) Disputes with third parties

Subsidiary Embratel was notified of a decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, where the subsidiary Embratel and another company were discussing credits and rights deriving from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in payment of indemnity, the subsidiary Embratel accrued a provision in an updated amount of R$18,866 (R$14,118 on December 31, 2003) in its financial statements.

Likewise, subsidiary Vésper São Paulo S.A was notified of the decision during the course of the arbitration administered by the International Chamber of Commerce (ICC), Paris, where it and another company discussed credits and rights resulting from the contractual relationship existing between the parties. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in payment of an indemnity, the subsidiary Vésper São Paulo S.A. accrued a provision in its financial statements in an updated amount of R$5,123 (R$4,865 on December 31, 2003).

The subsidiaries Vésper São Paulo S.A and Vésper S.A. set up a provision for judicial disputes with the parties in the total amounts of R$7,028 on September 30, 2004 (R$6,172 on December 31, 2003). These amounts represent the estimate of the Companies’ Managements, based on the opinion of their legal counsels, of the probable losses relating to the various lawsuits filed by clients, service providers and lessors of real estate.

The subsidiary Embratel filed lawsuits, aiming at the annulment of charges from third parties. In these lawsuits, with one exception where charges were suspended provisionally, the subsidiary Embratel makes judicial deposits of the amounts in dispute, totaling R$15,671. For one of the lawsuit, the Company and its legal counsel recommended a change in classification of the probability of loss from possible to probable. Due to this evaluation, a provision was set up in the financial statements, in the amount of R$21,116, of which an original amount of R$13,217 has already been deposited. As for another lawsuit, the Company and its legal counsel maintain the classification of the probability of loss as possible, and the amount of R$2,454 has already been deposited.

The subsidiary CT Torres Ltda. is the plaintiff of two writs of mandamus, entered into on June 29, 2001 in which the Municipality of São Paulo figures in the position of defendant. The purpose of both writs of mandamus is to ensure the right of the subsidiary to maintain its telephony towers installed in two different locations in the Municipality of São Paulo, due to conflicts about the interpretation of the municipal legislation, regarding Construction and Functioning Permits for both locations.

Due to the opinion of management of the subsidiary CT Torres Ltda. and its legal advisers on this matter, which evaluate the probability of loss as probable, a provision, in the amount of R$375, was recorded in the financial statements.

The subsidiary CT Torres Ltda. is a defendant in three public civil actions, totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte, respectively. The purpose of those public civil actions is the regularization of telephony towers installed in the capitals of these States, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the processes to obtain Construction and Functioning Permits.

Due to the opinion of Management the subsidiary CT Torres Ltda. and its legal advisors on this matter, who evaluate as possible the probability of loss in such matters, the amounts related to the formulated requests by the plaintiffs were not provided for in the financial statements.

The subsidiary Embratel is a co-defendant in a Civil Popular Lawsuit, in which the plaintiff is the Federal Public Ministry. Such lawsuit aims at questioning procedures in the collection of calls of services rendered by this subsidiary. Due to the opinion of management of the subsidiary Embratel and its legal advisers on this matter, which evaluate the probability of loss as possible, the corresponding amounts claimed by the plaintiffs were not accrued in the financial statements.

Due to the increase in the number of unfavorable decisions, of agreements made, and considering its legal counsel’s opinion, the subsidiary Embratel set up a provision, in the amount of R$16,146, for judicial dispute with clients and other claims considered as probable losses.

d) Other judicial claims

The subsidiary Embratel is a defendant in two judicial claims whose object is its condemnation for payment of indemnities for alleged unsettled contractual charges.

In one of the lawsuits, the subsidiary Embratel was required along with a third company, to pay an indemnity, as a result of termination of the contract of service providers. Considering the decision on the appeal, the advanced status of the lawsuits and the arguments presented by legal counsel, the subsidiary Embratel evaluates the probability of loss in such claims as probable and accrued in the financial statements the restated amount of R$50,018 for both claims (R$6,500 as of December 31, 2003).

24. Actuarial Liabilities - TELOS

The subsidiaries Embratel and Star One S.A. sponsor two benefit plans in the forms of: (a) Defined Contribution (Embratel and Star One S.A.); (b) Defined Benefit (Embratel); and (c) Medical Health Care for retired employees who are participants of the defined benefit plan (Embratel). Actuarial studies of the benefit plans are prepared at the end of each year, in accordance with CVM Deliberation No. 371, of December 13, 2000, to identify whether the contributions are sufficient for constitution of reserves necessary for the payment of current and future pensions. The aforementioned plans are the only post-employment benefits granted to employees.

The rate of contribution to the old plan (the defined benefit plan) for the years of 2004 and 2003 is 19.8% of the participation salary of the active participants in this plan (8 participants on September 30, 2004). For the defined contributions plan, the sponsor's contribution ranges from 3% to 8% of the participants' applicable salary, in addition to the extraordinary contribution, provided in the plan's by-laws, for financing administrative expenses, and the balance of the account intended to cover cases of disability and death of the participant in activity.

Statement of changes in actuarial liabilities:

Actuarial liabilities as of December 31, 2003	393,245

Charges and interests on actuarial liabilities	24,538
Actuarial adjustment– CVM Resolution No. 371	19,653
Debt surplus– January to April 2003 – Voluntary Dismissal Program	(15,683)
Monetary correction of debt surplus– January to April 2003 – Voluntary Dismissal Program	270
Payments made in the period (defined contribution plan)	(32,893)

Actuarial liabilities as of September 30, 2004	389,130

Current	69,407

Long term	319,723

25. Shareholders' Equity

Capital Stock

The authorized capital on September 30, 2004 and December 31, 2003 is comprised of 700 billion common or preferred shares. The subscribed and fully paid-in capital stock amounts to R$2,273,913 at the end of the third quarter of 2004. It is comprised of 334,399,028 thousand shares without par value, held (in batches of one thousand shares) as follows: 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of September 30, 2004 (332,791,157 thousand shares) and December 31, 2003 (333,419,064 thousand shares), amounts to R$14.24 and R$14.62, respectively, per batches of one thousand shares, expressed in reais.

Treasury Shares

As of September 30, 2004, the Company held 1,607,871 thousand of its own preferred shares in treasury (979,964 thousand preferred shares as of December 31, 2003).

The market value per batch of 1,000 preferred shares at the end of the third quarter of 2004, expressed in reais, was R$6.47.

Dividends

According to the Company's by-laws, dividends must be at least 25% of the adjusted net income in accordance with the corporate law.

The preferred shares are non-voting, except under certain limited circumstances. They are entitled to (i) a minimum non-cumulative dividend of 6% per annum on the amount resulting from the division of the subscribed capital by the number of shares, or (ii) a dividend 10% higher than that paid to each ordinary share, whichever higher, and have priority in relation to the common shares in the event of liquidation of the Company.

Stock Option Plan

The stock option plan was approved at the General Meeting of Shareholders held on December 17, 1998 and is regulated by the Management Commission on stock option plan, within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

Number of preferred share purchase options (thousands of shares)-

Open options as of December 31, 2003	8,731,080

Options offered in the nine months of 2004	152,500
Options cancelled in the nine months of 2004	(97,972)
Options sold in the nine months of 2004	(1,441,932)

Open options as of September 30, 2004	7,343,676

Weighted average exercise price of the purchase options
on September 30, 2004 (per thousand shares, expressed in reais)	6.47

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing to the statements of income the loss in sales of treasury shares incurred during the period, net loss for the nine-month period ended September 30, 2004 would increase by R$12,568, totaling R$136,844.

26. Transactions with Related Parties

	September 30, 2004	December 31, 2003

ASSETS
Current
Accounts receivable (telephony traffic)
Telmex	148	-
Foreign telecommunications operators
(telephony traffic)
Telmex	2,038	-
MCI (1)	-	64,390
Other	-	927

LIABILITIES
Current
Accounts payable (telephony traffic)
Telmex	3,816	-
Foreign telecommunications operators (telephony traffic)
Telmex	1,126	-
MCI (1)	-	42,519
Proceda (1)	-	158
Other (1)	-	2,553
Accounts payable – Embratel	-	-
Accounts payable – MCI (1)	-	11,994

	September 30,

INCOME STATEMENTS	2004	2003

Net operating revenues
Domestic traffic
Telmex	2	-
International traffic
Telmex	1,406	-
MCI (1)	-	99,424
Other (1)	-	674

Cost of services
Domestic facilities
Telmex	(1,827)	-
International traffic
Telmex	(431)	-
MCI (1)	-	(57,104)
Other	-	(9,370)

General and administrative expenses
Management fee – MCI (1)	-	(10,339)
Proceda (1)	-	(283)
Other – MCI (1)	-	(655)
Financial expense
MCI Management fee exchange variation (1)	-	(1,260)
(1)	In July 2004 the sale of MCI’s ownership interest in the Company was concluded (Note 1).

27. Insurance

The Company’s Management considers that all assets and responsibilities of significant values and risks are covered by insurance policies.

28. Financial Instruments (CVM Instruction No. 235/95)

Assets and liabilities originating from financial instruments are recorded in the balance sheet and approximate market values.

The subsidiary Embratel used swap and forward derivative operations with banks to protect against the variation of foreign currency loan principal and interest against the Real, which affect the amounts in Reais necessary to pay the foreign-exchange-denominated obligations, as follows:

	Contract

			Notional	Book	Market
			Amount	Value	Value
	Date	Maturity	(US$)	(R$)	(R$)

Swap	Several	10/18/04 to 12/12/08	293,107	(66,766)	(59,330)
Forward	9/21/2004	12/20/2004	50,000	(1,360)	(1,360)

		Total	343,107	(68,126)	(60,690)

The gains and losses on such operations result from differences of variations in contracted indices, and are recorded on an accrual basis under Financial Income (Expense).

The financial instruments, recorded on balance sheet accounts at amounts different from market values are summarized below:

	September 30, 2004		December 31, 2003

	Book	Market	Book	Market
	Value	Value	Value	Value

Loans and financing	3,645,134	3,915,848	4,590,597	4,944,239

The market value presented above were calculated through the present value of the projected cash flows related to each instrument and maturity dates, using current interest and exchange rates for similar instruments in financial markets.

29. Summary of the Differences Between Accounting Practices in Accordance with Brazilian Corporate Law and U.S. GAAP

As described in Note 2, the consolidated financial statements are prepared in accordance with accounting practices generally adopted in Brazil. These accounting practices are established by the Brazilian corporate law, instructions applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) (“Brazilian corporate law”). Accounting policies that differ from accounting principles generally accepted in the United States of America (U.S. GAAP) are described in Note 30 to the financial statements included in the Company’s 2003 Annual Report on Form 20-F/A.

a. Goodwill and Negative Goodwill

Under Brazilian corporate law and CVM Instruction Nr. 319/99, the goodwill related to Acessonet, defined as the excess of the acquisition cost over the book value of the net assets acquired, was reclassified to a deferred asset on the date of the merger into Embratel and was being amortized over 5 years. In 2003, this goodwill was written-off (Note 12). Under U.S. GAAP, this amount remains classified as goodwill and was amortized over the same period. As from January 1, 2002, the goodwill is no longer amortized and is subject to a yearly impairment test.

On December 2, 2003, the Company acquired Vésper Holding S.A. and Vésper Holding São Paulo S.A. for a nominal consideration plus expenses. Under Brazilian GAAP, this acquisition generated negative goodwill amounting to R$18,655, which was recorded as a liability. Under U.S. GAAP, this amount was recorded as a reduction to the value allocated to the fixed assets in the acquisition balance sheets of Vésper Holding S.A. and Vésper Holding São Paulo S.A.

On March 2, 2004, the Company acquired CT Torres Ltda. for US$45 million (R$131 million). The principal assets of CT Torres Ltda. are communication towers that rent space to telecommunication companies principally in the states of Rio de Janeiro e São Paulo. Under Brazilian Corporate Law the excess purchase price over the book value of assets acquired was recorded as a deferred asset and is being amortized over 10 years. Under U.S. GAAP, the purchase price of CT Torres Ltda. was principally allocated to the communication towers which are being depreciated over their remaining useful life.

b. Net Income (Loss) Reconciliation of the Differences Between U.S. GAAP and Brazilian Corporate Law

	Nine months ended
	September 30,

	2004	2003

Income (loss) as reported under Brazilian corporate law	(126,196)	154,539
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997	(72,000)	(78,149)
Capitalized interest	18,143	27,375
Amortization of capitalized interest	27,175	34,810
Pension and other post-retirement benefits-
SFAS Nr. 87 adjustment	(54)	5,829
SFAS Nr. 106 adjustment	(1,611)	(2,511)
Reversal of goodwill amortization and impairment charge	-	121,787
Negative goodwill amortization	1,578	-
SFAS Nr. 133 – fair value of swap contracts	10,243	177,120
Reversal of provision for voluntary dismissal program	-	(19,753)
Items posted directly to shareholders' equity accounts-
Other	3,013	305
Deferred tax effect of the above adjustments	5,255	(90,643)
Effect of minority interest in the above adjustments	101	(2,162)

U.S. GAAP net income (loss)	(134,353)	328,547

U.S. GAAP basic and diluted net income (loss) per thousand shares-
Preferred	(0.40)	0.99

Common	(0.40)	0.99

c. Net Equity Reconciliation of the Differences Between U.S. GAAP and Brazilian Corporate Law

	September30,	December 31,
	2004	2003

Total shareholders' equity as reported	4,738,913	4,874,802
Add (deduct)-
Different criteria for-
Monetary restatement of 1996 and 1997	92,273	164,273
Capitalized interest	(388,490)	(406,633)
Amortization of capitalized interest	769,286	742,111
Reversal of proposed dividends		86,137
Pension and other post-retirement benefits
SFAS Nr. 87 adjustment	(46,066)	(46,012)
SFAS Nr. 106 adjustment	76,865	78,476
Reversal of goodwill amortization and impairment charges	162,382	162,382
Negative Goodwill amortization	1,578	-
SFAS Nr. 133 – fair value of swap contracts	7,437	(2,806)
Reversal of provision for voluntary dismissal program	-	-
Other	(3,209)	(4,279)
Deferred tax effects of the above adjustments	(163,542)	(168,797)
Effect of minority interest on the above adjustments	(3,897)	(4,021)

U.S. GAAP shareholders' equity	5,243,530	5,475,633

The deferred tax effect of the U.S. GAAP adjustments above of R$(163,542) and R$(168,797) as of September 30, 2004 and December 31, 2003 would be classified substantially as non-current on the balance sheet.

d. Statements of Changes in Total Shareholders' Equity in accordance with U.S. GAAP for the nine-month period ended September 30, 2004

Total

Balances as of January 1, 2004	5,475,633
Net loss under U.S.GAAP	(134,353)
Dividends of 2003 approved in 2004	(86,137)
Sale / (Repurchase) of treasury shares	(11,613)

Balances as of September 30, 2004	5,243,530

30. Additional disclosures required by U.S. GAAP

a. Statements of Cash Flows

The following statements of cash flows are prepared on the Brazilian corporate law reported figures, in accordance with the presentation requirements of SFAS Nr. 95, “Statement of Cash Flows”:

	September 30,

	2004	2003

Cash provided by operations-	782,456	514,990

Cash flow from investing activities-
Acquisition of CT Torres, net of cash acquired	(130,976)	-
Additions to property, plant and equipment	(415,295)	(282,765)
Deferred assets	(564)	-
Proceeds from sale of interests in investments	-	119,038

	(546,835)	(163,727)

Cash flow from financing activities-
Loans repaid	(1,328,123)	(1,560,291)
New loans obtained	359,214	875,102
Swap/hedge settlement	(68,980)	146,142
Sales/(Repurchase) of treasury shares	(11,613)	264
Dividends paid	(101,875)	(14,339)

	(1,151,377)	(553,122)

Decrease in cash and cash equivalents	(915,756)	(201,859)
Cash and cash equivalents at the beginning of the period	1,719,496	886,991

Cash and cash equivalents at the end of the period	803,740	685,132

b. Segment information

The Company presents its segment information under U.S. GAAP in accordance with SFAS Nr. 131, “Disclosures about Segments of an Enterprise and Related Information.” SFAS Nr. 131 introduces a “management approach” concept for reporting segment information, whereby financial information is required to be reported on same basis that the chief operating decision-maker uses such information internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has two reportable segments, the Telecommunications segment and Space segment. The Telecommunications segment is comprised of local, domestic and international long-distance, data communication and other services. The Space segment is represented by the Company’s satellite operations and provides transponders for radio communication services such as (i) network services; (ii) end-to-end telecommunications services; and (iii) transmission of radio and television broadcasting. The Company’s chief operating decision-maker evaluates performance of the segments based on revenues and operating income.

Information presented to management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law.

	September 30, 2004

	Telecommunications	Space
	Segment	Segment	Consolidated

Property, plant and equipment, net	6,311,406	448,205	6,759,611

	December 31, 2003

	Telecommunications	Space
	Segment	Segment	Consolidated

Property, plant and equipment, net	6,753,501	440,828	7,194,329

	September 30, 2004

	Telecommunications		Eliminations
Income Statements	Segment	Space Segment	(*)	Consolidated

Net revenue	5,322,667	297,667	(145,942)	5,474,392
Cost of services	(3,801,113)	(118,808)	147,897	(3,772,024)

Gross profit	1,521,554	178,859	1,955	1,702,368
Operating income (expenses)	(1,490,767)	(39,855)	(1,955)	(1,532,577)

Operating income	30,787	139,004	-	169,791

	September 30, 2003

	Telecommunications		Eliminations
Income Statements	Segment	Space Segment	(*)	Consolidated

Net revenue	5,016,402	285,805	(132,927)	5,169,280
Cost of services	(3,472,678)	(129,717)	134,352	(3,468,043)

Gross profit	1,543,724	156,088	1,425	1,701,237
Operating income (expenses)	(1,234,759)	(33,482)	2,665	(1,265,576)
Operating income	308,965	122,606	4,090	435,661

(*)	Eliminations refer basically to inter-segment transactions and balances eliminated on consolidation.

Capital expenditures made by subsidiaries from the telecommunications segment and the space segment amounted to R$325,273 and R$90,022 respectively, for the nine-month period ended September 30, 2004 (R$362,971 and R$125,877, respectively, for the year ended December 31, 2003).

c. Intangible assets

Following is a summary of the Company’s intangible assets subject to amortization under U.S. GAAP:

	September 30, 2004		December 31, 2003

	Software & Licenses	Rights of way and other	Software & Licenses	Rights of way and other

Gross	844,747	431,306	768,407	360,199
Accumulated amortization	(553,224)	(230,379)	(470,899)	(167,680)

Net	291,523	200,927	297,508	192,519

Amortization expense	85,425	24,308	87,539	33,069

Amortization period (years)	5	(*)	5	(*)

(*)	Rights of way are amortized on a straight-line basis over the periods of the respective contracts, which range from 4 to 30 years.

The estimated aggregate amortization expense for the next five years is as follows:

Amount

2005	126,647
2006	113,192
2007	82,316
2008	52,415
2009	25,105

d. Components of net periodic benefit (income) cost

	Pension benefits		Other post-retirement benefits

	September 30,		September 30,

	2004	2003	2004	2003

Service cost	104	165	15	89
Interest cost	82,052	72,711	24,440	23,220
Expected return on plan assets	(82,470)	(77,978)	(4,805)	(4,534)
Amortization of net transition obligation	520	520	-	-
Recognized net actuarial (gain) / loss	-	(935)	1,620	2,474
Expected employee contribution	(98)	(161)	-	-
Actual Company’s contributions during the period	(54)	(151)	(6)	(18)

Net periodic benefit (income) / cost	54	(5,829)	21,264	21,231

Reversal of amount recorded under Brazilian Corporate law	-	-	(19,653)	(18,720)

Effect on U.S. GAAP net income (loss)	54	(5,829)	1,611	2,511

As of December 31, 2003, the Company expected to contribute R$391 to its pension and other post-retirement benefits in 2004. For the nine-month period ended September 30, 2004 contributions made by the Company amounted R$59.

k. Stock Option Plan

As mentioned in Note 25, the Company has maintained a stock option plan since December 17, 1998. The Company has granted shares to employees of the group, exercisable ratably over 3 years, at a grant price equal to market price at date of grant plus indexation based on the IGP-M until April, 2000. From then on, the exercise price is indexed to inflation using IGP-M in excess of 12% per annum until October 2001. As from then, the exercise price is no longer indexed. No options are exercisable for more than 10 years after date of grant.

Based on the terms of the plan, the Company applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, or APB Opinion 25 and related interpretations in accounting for its stock option plan.

The weighted-average prices of the exercisable options are increased by indexation up to December 31, 2000, based on the IGP-M variation, in accordance with the terms of the plan.

As mentioned in Note 25, according to rules established in the Stock Options Plan, upon the change in control on July 23, 2004, the granted options became exercisable. Because this acceleration in the vesting period was based on the occurrence of a specific event or condition in accordance with the original terms of the award, a modification has not been made and, therefore, no new measurement of compensation cost is required, according to FASB Interpretation Nr. 44, “Accounting for Certain Transactions involving Stock Compensation an interpretation of APB Opinion No. 25”, or FIN 44.

In October 1995, the Financial Accounting Standards Board issued SFAS Nr.123, “Accounting for Stock-Based Compensation,” or SFAS 123. SFAS 123 requires disclosure of the compensation cost for stock-based incentives granted after January 1, 1995 based on the fair value. Applying SFAS 123 would result in pro forma net income and earnings (loss) per share ("EPS") amounts as follows:

	September 30,

	2004	2003

U.S. GAAP net income (loss) -
As reported	(134,353)	328,547
Pro forma	(141,723)	325,532

Basic and diluted EPS -
As reported	(0.40)	0.99
Pro forma	(0.43)	0.98

The fair values of the options granted have been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility, risk-free interest rate, grant date fair value and dividend yield.

31. Subsequent Event

Settlements with local operators

On November 30, 2004, with the objective of seeking a common understanding regarding several administrative and/or judicial disputes, the subsidiary Embratel signed agreements with Brasil Telecom and Telemar to completely settle all existing disputes, some of which dated back to the Telebrás System, including but not limited to the interconnection tariffs.

In addition to settling commercial disputes, which has avoided new administrative and/or judicial demands, these agreements extinguished approximately 105 administrative and 46 judicial processes, contributing to an efficient analysis of disputes by Anatel.

To extinguish all commercial, administrative and/or judicial disputes, the parties agreed that Embratel would pay Brasil Telecom and Telemar the net amount of R$153 million and R$304 million, respectively, of which approximately R$248 million have been already withdrawn from judicial deposits. The remaining balance of R$ 209 million will be settled in six monthly installments, beginning December 2004.

The aforementioned settlement will impact several income statement and balance sheet accounts in the fourth quarter of 2004. However, the Company’s management estimates that the net impact on net income will not be significant.

The Company believes that this settlement will help to improve its operational relationship with these providers and avoid future disputes, thus resulting in a more productive business relationship among the parties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2004

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer